ALL AMERICAN GROUP, INC.
2831 Dexter Drive • P.O. Box 3300 • Elkhart, Indiana 46514 • 574/266-2500 • Fax 574/266-2559

NEWS RELEASE

For immediate release November 12, 2010

ALL AMERICAN GROUP, INC. POSTS IMPROVED YEAR TO DATE REVENUE AND OPERATING RESULTS

Elkhart, IN - All American Group, Inc. (OTC:COHM.PK), today announced its results for the year-to-date period and third quarter of 2010, ending September 30, 2010.

“We have reduced the net cash used in operations by 48% year over year, and carefully husbanded the funds we have in various escrow accounts,” stated Rick Lavers, President and CEO. Net cash used in operations during the nine month period ended September 30 totaled $7.5 million for 2010 against $14.3 million for 2009.  For the three month period ended September 30, net cash used in operations declined to $1.3 million compared to $2.9 million used in the first quarter and $3.3 million used in the second quarter of 2010.

“The Company’s sales have increased year to date from 2009 by over 28%, and the Specialty Vehicle segment has generated an operating profit of $0.7 million during that same period” Lavers continued. “While in the third quarter all of the increased revenues came on the Specialty Vehicle side of our business, we expect that to change in the fourth quarter as several major housing projects come on line. Further, the new ARBOC Spirit bus aimed at the commercial fleet business enjoyed a warm reception at this year’s BusCon show, although we don’t expect any impact from that product line until 2011.”

Net sales from continuing operations for the nine-month period ended September 30, 2010 were $57.8 million compared to $45.1 million reported for the same period in 2009, an increase of over 28%.  As a result, the Company’s operating loss for the nine months ended September 30, 2010 was reduced by nearly 30% or $4.0 million to a loss of $(9.8) million compared to a loss of $(13.8) million for the comparable nine-month period in 2009.  Net sales from continuing operations for the third quarter of 2010 were $16.7 million compared to $16.1 million reported for the same period in 2009, an increase of 3.9%.  Net sales of the Company’s Specialty Vehicle Group totaled $6.5 million for the third quarter of 2010 compared to $3.9 million for the same period in 2009, an increase of 63.9% while net sales for the Company’s Housing Group totaled $10.2 million for the third quarter of 2010, compared to $12.1 million reported for the same period in 2009, a decrease of 15.7%.

For the third quarter of 2010, non-cash, non-operating interest of $3.5 million related to the HIG Loan Agreement and amendments is included in the total interest expense of $4.1 million. The non-cash, non-operating expenses result from fair market valuation adjustments to the derivative instruments related to the equity provisions of the HIG debt agreement.  These charges do not impact the operating results or the cash flow of the Company and therefore, the appropriate financial metrics to focus on as proxies for Company performance are revenues, operating profits and cash flow.

As announced on November 8, 2010 the Company has agreed to be acquired by affiliates of All American Group Holdings, LLC, which is an affiliate of H.I.G. All American, LLC, in a merger that would result in the Company’s shareholders (other than H.I.G.) receiving $0.20 per share, plus an interest in a liquidating trust that will have a contingent right to receive proceeds from the sale of AAG’s specialty vehicle business.

All American Group, Inc.(formerly Coachmen Industries, Inc),, is one of America's premier systems-built construction companies under the ALL AMERICAN BUILDING SYSTEMS®, ALL AMERICAN HOMES® and MOD-U-KRAF® brands, as well as a manufacturer of specialty vehicles. All American Group, Inc is a publicly held company with stock quoted and traded on the over-the-counter markets under the ticker COHM.PK.

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on forward-looking statements, which are inherently uncertain. Actual results may differ materially from that projected or suggested due to certain risks and uncertainties including, but not limited to, liquidity, the ability of the Company to bond major contracts, availability of working capital, availability of credit to the Company and its customers, the ability of the Company  to reach agreement with HIG regarding revised covenants at reasonable terms and the ability to meet the revised covenants in future periods, the availability to the Company of chassis utilized for bus production and the availability of chassis financing to procure the chassis,  the depth and duration of the recession, the ability to produce buses to meet demand, the potential fluctuations in the Company's operating results, price volatility of raw materials used in production, the availability and cost of real estate for residential housing, the supply of existing homes within the Company's markets, government regulations, dependence on significant customers within certain product types, consolidation of distribution channels, consumer confidence, uncertainties of matters in litigation and other risks identified in the Company's SEC filings.

For investor or financial information:
Martin Miranda
Corporate Secretary & Treasurer
574-266-2500

All American Group, Inc. Announces Third Quarter 2010 Results
November 12, 2010

All American Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net sales	$16,696	$16,074	$57,814	$45,088

Gross profit (loss) - $	(589)	(944)	1,335	(2,168)

Operating loss from continuing operations	(4,537)	(4,875)	(9,762)	(13,841)

Pre-tax (loss) from continuing operations	(8,371)	(5,159)	(23,153)	(14,166)

Net (loss) from continuing operations	(8,157)	(5,193)	(22,939)	(14,146)

Income (loss) from discontinued operations	(294)	1,298	(814)	15,317

Net income (loss)	(8,451)	(3,895)	(23,753)	1,170

Net (loss) per share - Basic & Diluted	$(0.41)	$(0.24)	$(1.16)	$0.07

Weighted average shares outstanding - Basic	20,564	16,024	20,559	15,946
Weighted average shares outstanding - Diluted	20,564	16,024	20,559	15,965

Condensed Segment Data – Continuing Operations
(Unaudited)  (in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net sales
Specialty Vehicles	$6,471	$3,948	$19,147	$7,887
Housing	10,225	12,126	38,667	37,201

Consolidated total	$16,696	$16,074	$57,814	$45,088

Gross profit (loss)
Specialty Vehicles	$391	$265	$1,881	$(330)
Housing	(980)	(1,202)	(546)	(1,814)
Other		(7)		(24)

Consolidated total	$(589)	$944	$1,335	$(2,168)

Operating profit (loss) - continuing operations
Specialty Vehicles	$(6)	$(22)	$691	$(1,190)
Housing	(4,086)	(4,639)	(9,691)	(11,296)
Other	(445)	(214)	(762)	(1,355)

Consolidated total	$(4,537)	$(4,875)	$(9,762)	$(13,841)

 All American Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)
	September 30,	December 31,
	2010	2009
Assets	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$2,485	$6,352
Restricted Cash	8,052	10,191
Receivables	4,403	4,589
Inventories	17,096	21,566
Prepaid expenses and other current assets	8,796	10,923
Total current assets	40,832	53,621

Property, plant and equipment, net	27,333	28,787
Other	6,224	7,641
TOTAL ASSETS	$74,389	$90,049

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Short-term borrowings & current portion of LT debt	$11,194	$369
Accounts payable, trade	9,314	9,132
Fair value of derivative instruments	6,589	-
Accrued expenses and other liabilities	9,177	12,624
Total current liabilities	36,274	22,125

Long-term debt	2,248	2,828
Fair value of derivative instruments	-	13,030
Other long-term liabilities	2,433	3,709
Total liabilities	40,955	41,692

Total shareholders' equity	33,434	48,357

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$74,389	$90,049

Condensed Consolidated Statements of Cash Flows
(Unaudited)  (in thousands)
	Nine Months Ended September 30,
	2010	2009

Net income (loss)	$(23,753)	$1,170
Depreciation , amortization and other non-cash charges	16,469	1,910
Changes in current assets and liabilities	(262)	(17,337)
Net cash used in operating activities	(7,546)	(14,257)

Net cash provided by investing activities	3,398	3,073

Net borrowings	274	296
Issuance (purchase) of stock	7	(28)
Net cash provided by financing activities	281	268

Increase (decrease) in cash and cash equivalents	(3,867)	(10,916)

Beginning of period cash and cash equivalents	6,352	15,745

End of period cash and cash equivalents	$2,485	$4,829